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SEC FILE NUMBER
8-41331

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independence Capital Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5579 Pearl Road, Suite 100
(No. and Street)

Parma	Ohio	44129
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas G Scheiman	440-888-7000	tscheiman@indcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maloney & Novotny LLC
(Name – if individual, state last, first, and middle name)

1111 Superior Ave Suite 700	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

10/22/2003	320
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas G Scheiman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independence Capital Co., Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WILLIAM TOETZ
Attorney at Law
NOTARY PUBLIC, STATE OF OHIO
My commission has no expiration date
Section 147.03 O.R.C.

Signature:

Title: Principal Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MALONEY + NOVOTNY LLC

1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
p 216.363.0100 | f 216.363.0500
www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Stockholders
Independence Capital Co., Inc.
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc., as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Independence Capital Co., Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Independence Capital Co., Inc.'s management. Our responsibility is to express an opinion on Independence Capital Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Independence Capital Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Independence Capital Co., Inc.'s auditor since 2019.

Cleveland, Ohio
February 27, 2023

Independence Capital Co., Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	638,595
Restricted Cash		40,634
Commissions receivable		427,667
Other Receivables		15,059
Prepaid expenses		14,511
Marketable securities owned - at fair value		119,186
Furniture and equipment - at cost, $30,924 less accumulated depreciation of $26,344		4,580
Total assets	$	1,260,232

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	649,618
Accounts payable and accrued expenses		93,877
Total liabilities		743,495
Stockholders' Equity:		
Common stock, no par value, authorized - 750 shares, issued and outstanding - 500 shares		500
Additional paid-in capital		75,166
Retained earnings		441,071
Total stockholders' equity		516,737
Total liabilities and stockholders' equity	$	1,260,232

The accompanying notes are an integral part of these financial statements.

1. Organization

Independence Capital Co., Inc. ("the Company") is an Ohio corporation which is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") specializing in the sale of shares of registered investment companies and other securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds. The company considers securities with a maturity of three months or less as cash and cash equivalents. At December 31, 2022, $40,634 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted cash.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Commissions and fees – Each time a customer enters into a buy or sell transaction, the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (The date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred.

Management fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory service is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly or monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income taxes – No provision has been made for income taxes since the shareholders of the Company have elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions where the income of the Company is taxed directly to the shareholders. The Company is liable for any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years after 2018, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2022, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

2. Summary of Significant Accounting Policies (Continued)

Receivables and Credit Policies - Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments with 30 days.

Commissions receivable, net of trading, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an allowance for the remaining commissions receivable based on historical collectability, current conditions and reasonable and supportable forecasts. In the opinion of management at December 31, 2022, all commissions were considered collectible and no allowance was necessary.

Property and equipment – The Company has office furniture and equipment which is carried at cost and depreciated using the straight-line method of depreciation over the estimated useful lives of the assets ranging from three to seven years.

Fair Value Measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2022:

	Assets at Fair Value at December 31, 2022			
Securities Owned:	Level 1	Level 2	Level 3	Total
Common stocks	$ 119,186	$ -	$ -	$ 119,186
	$ 119,186	$ -	$ -	$ 119,186

The 2022 trading gains or (losses) of $26,857 consist of unrealized losses. All of the unrealized gains (losses) are for common stock held at year-end.

The Company did not hold any Level 3 investments during the year ended December 31, 2022. The Company did not hold any derivative instruments at any time during the year ended December 31, 2022. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Reserve for investor claims – The company sold GWG Bonds to certain of its customers. The Bond issuer defaulted on payment of principal and interest. The Bond issuer filed Chapter 11 and has filed a plan for repayment of investor funds. As of the statement date, the Company estimates its exposure to customers to be unknown. The Company settled with one investor for $25,000 and is negotiating with two others. As of December 31, 2022, management has accrued expenses of $50,000 related to this uncertainty.

Subsequent events - Management has evaluated the impact of all subsequent events through February XX, 2023, the date financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement with the exception of the reserve for investor claims.

Distributions – The company distributed $80,000 in cash during 2022.

3. Related Party Transactions

The Company utilizes a related company to provide administrative, accounting, and monthly compilation services at a base rate of $2,500 per month.

The Company leases its main office from a related party for $1,825 per month on a month-to-month net operating lease that requires the payment of tax assessments and related items.

The Company has elected not to recognize short-term leases on the statement of financial condition.

As of December 31, 2022, the Company had accounts payable of $3,611 to the related party.

4. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through Hilltop Securities, Inc.

6. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital of $406,362, which was $356,362 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.83 to 1.